Eye Care International
A product of The Amacore Group Inc.

September 23, 2005

Elaine Wolff, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	The Amacore Group, Inc. Registration No. 333-121308

Dear Ms. Wolff:

On behalf of the registrant, as agent for service, I hereby respectfully request acceleration of the effective date of the above-registration statement on Form SB-2, as amended, to Monday, September 26, 2005, or as soon thereafter as practicable. There has been no distribution of the preliminary prospectus. The registrant is aware of its obligations under the Securities Act of 1933.

Thank you for your attention and cooperation.

Sincerely, /s/ Clark A. Marcus Clark A. Marcus President and Chief Executive Officer

CAM/sm

The Amacore Group, Inc. s  1511 North Westshore Boulevard, Suite 925  s  Tampa, Florida  33607  s  P (813) 289-5552  s  F(813) 289-5553
www.ecivisionplan.com